UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31269 / September 29, 2014

In the Matter of

Eagle Capital Appreciation Fund,
Eagle Growth & Income Fund,
Eagle Series Trust, and
Eagle Asset Management, Inc.

880 Carillon Parkway
St. Petersburg, FL 33716

(File No. 812-14173)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Eagle Capital Appreciation Fund, et al. filed an application on July 1, 2013, and amendments to
the application on October 25, 2013, April 4, 2014, and July 31, 2014, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section
15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.
The order permits applicants to enter into and materially amend subadvisory agreements with
certain wholly-owned subadvisers and non-affiliated subadvisers without shareholder approval
and grants relief from certain disclosure requirements.

On September 3, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31239). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Eagle Capital Appreciation Fund, et al. (File No. 812-14173) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary